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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

September 22, 2003

Item 3

Press Release:

Date of Issue

Place of Issue

September 22, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces that partner Stikine Gold Corporation ("Stikine") has forwarded results from the 2,855 metre diamond drill program completed in August. Hole WG03-10 tested the T-Bill target, intersecting a 6.85 metre zone of quartz veining, breccias and vein swarms averaging 6.0 g/t gold, beginning at a depth of 33.1 metres.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces that partner Stikine Gold Corporation ("Stikine") has forwarded results from the 2,855 metre diamond drill program completed in August to test the bulk tonnage gold potential at the "Dome Target" on the William's Gold Project. Hole WG03-10 tested the T-Bill target, intersecting a 6.85 metre zone of quartz veining, breccias and vein swarms averaging 6.0 g/t gold, beginning at a depth of 33.1 metres. Previous drilling in this area in the mid-eighties returned comparable gold grades and widths to WG03-10. Prior to the 2003 campaign, holes were oriented north-south or east-west. Stikine oriented holes to the southwest to better intersect what is now considered to be a significant west-northwest trend of veining. The results warrant further drilling to fully investigate this trend, which remains open to the northwest and southeast.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of September, 2003.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

The Prospector

News Desk

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Drilling Results Received for William's Gold Project, BC

PR03-10

September 22, 2003, Vancouver, Canada:  Rimfire Minerals Corporation announces that partner Stikine Gold Corporation ("Stikine") has forwarded results from the 2,855 metre diamond drill program completed in August to test the bulk tonnage gold potential at the "Dome Target" on the William's Gold Project. The property is located approximately 100 kilometres north of Northgate Exploration Ltd.'s Kemess Mine, in the northern Toodoggone region of British Columbia.

Stikine’s eleven diamond drill hole program tested the coincident gold-in-soil and induced polarization (IP) resistivity and chargeabiltiy anomalies (the Dome Target) north and northwest of known high grade gold mineralization (T-Bill Target) over a 800 m x 450 m area. Holes WG03-1 through WG03-9, and WG03-11 did not encounter significant mineralization (see table below).

Hole WG03-10 tested the T-Bill target, intersecting a 6.85 metre zone of quartz veining, breccias and vein swarms averaging 6.0 g/t gold, beginning at a depth of 33.1 metres. The accompanying table details this intersection and additional high-grade intersections in this hole. Previous drilling in this area in the mid-eighties returned comparable gold grades and widths to WG03-10. Prior to the 2003 campaign, holes were oriented north-south or east-west. Stikine oriented holes to the southwest to better intersect what is now considered to be a significant west-northwest trend of veining. The results warrant further drilling to fully investigate this trend, which remains open to the northwest and southeast. A plan map of drill hole locations, including the 1883 and 1984 drill holes can be viewed at http://www.rimfire.bc.ca/s/ WilliamsMaps_Photos.asp.

Stikine, as project operator, is responsible for program design and execution, including Quality Control/Quality Assurance measures.

Table of Results >500 ppb (0.5 g/t Au)

Drill Hole	From (m)	To (m)	Interval (m)	Au (ppb)
WG03-01	Orientation: 225°/-55°, Total Depth: 252.7 m
	93.85	94.35	0.50	834
	171.00	172.00	1.00	3243
	198.00	199.00	1.00	705
	241.00	242.00	1.00	1891
WG03-02	Orientation: 225°/-55°, Total Depth: 295.4 m
	207.65	209.30	1.65	1011
	231.40	232.90	1.50	552
	235.50	237.00	1.50	1119
WG03-03	Orientation: 225°/-55°, Total Depth: 268.0 m
	6.00	7.60	1.60	1239
	160.00	161.30	1.30	953
WG03-04	Orientation: 225°/-55°, Total Depth: 255.7 m
	226.80	227.80	1.00	1138
WG03-05	Orientation: 225°/-55°, Total Depth: 264.9 m
	200.85	201.35	0.50	1342
WG03-06	Orientation: 225°/-55°, Total Depth: 253.6 m
	No results >500 ppb
Drill Hole	From (m)	To (m)	Interval (m)	Au (ppb)
WG03-07	Orientation: 225°/-55°, Total Depth: 252.7 m
	57.25	58.10	0.85	667
WG03-08	Orientation: 225°/-55°, Total Depth: 252.7 m
	51.20	53.20	2.00	809
WG03-09	Orientation: 225°/-55°, Total Depth: 252.1 m
	145.00	147.00	2.00	745
	147.00	149.00	2.00	748
WG03-10	Orientation: 225°/-55°, Total Depth: 251.8 m
	31.58	32.15	0.57	2815
	32.15	33.15	1.00	522
	33.15	34.15	1.00	12057
	37.15	38.50	1.35	*19.92 g/t
	38.50	40.00	1.50	1027
	41.75	43.75	2.00	2098
	49.75	50.75	1.00	783
	82.10	83.10	1.00	2365
	85.10	87.10	2.00	710
	95.10	97.25	2.15	872
	97.25	99.20	1.95	976
	104.70	105.61	0.91	*18.30 g/t
	105.61	106.33	0.72	5813
	133.10	135.10	2.00	7674
	188.50	189.10	0.60	*12.74 g/t
	224.30	224.80	0.50	1363
WG03-11	Orientation: 225°/-55°, Total Depth: 251.8 m
	No results >500 ppb
*Screened (metallic) Fire Assay

Stikine Gold is in the second year of a four year option agreement to earn a 70% interest in the William’s Gold Project from Rimfire by funding $1.5 million in exploration, and by making staged cash and share payments amounting to $175,000 and 150,000 shares to Rimfire. Upon vesting, Stikine must continue to fund annual exploration and engineering programs totalling no less than $500,000 per year until the completion of a feasibility study. Rimfire may elect to have Stikine Gold arrange financing of Rimfire’s share of development costs for an additional 5% interest in the project.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick Gold, Cangold Limited, Stikine Gold Corporation, and Plutonic Capital Inc.

On behalf of Rimfire Minerals Corporation

“Henry J. Awmack”

Henry J. Awmack, P. Eng., Chairman

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

September 29, 2003